

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2024

Anthony Colucci
Chief Financial Officer
Alta Equipment Group Inc.
13211 Merriman Road
Livonia, MI 48150

> **Re: Alta Equipment Group Inc.**
> **Form 10-K Fiscal Year Ended December 31, 2023**
> **File No. 001-38864**

Dear Anthony Colucci:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services